SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 33109

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940

May 25, 2018

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of May 2018. A copy of each application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551- 8090. An order granting each application will be issued unless the SEC orders a hearing.

Interested persons may request a hearing on any application by writing to the SEC's Secretary at the address below and serving the relevant applicant with a copy of the request, personally or by mail. Hearing requests should be received by the SEC by 5:30 p.m. on June 19, 2018, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

ADDRESS: The Commission: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090.

FOR FURTHER INFORMATION CONTACT: Shawn Davis, Branch Chief, at (202) 551- 6413 or Chief Counsel's Office at (202) 551-6821; SEC, Division of Investment Management, Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

Alpine Equity Trust [File No. 811-05684]
Alpine Income Trust [File No. 811-21210]
Alpine Series Trust [File No. 811-10405]

Summary: Each applicant seeks an order declaring that it has ceased to be an investment

company. Applicants transferred their assets to the Aberdeen Funds and, on May 7, 2018, made

final distributions to their shareholders based on net asset value. Aggregate expenses of $704,589

incurred in connection with the reorganizations were paid by the applicants' investment adviser and

the acquiring funds' investment adviser.

Filing Dates: The applications were filed on May 11, 2018, and amended on May 23, 2018.

Applicants' Addresses: 2500 Westchester Avenue, Suite 215, Purchase, New York 10577.

Bond Portfolio II [File No. 811-23008]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On

April 21, 2016, applicant made a liquidating distribution to its shareholders, based on net asset

value. No expenses were incurred in connection with the liquidation.

Filing Dates: The application was filed on May 5, 2017, and amended on May 1, 2018.

Applicant's Address: Two International Place, Boston, Massachusetts 02110.

Compass Strategic Investments Fund [File No. 811-09021]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has

ceased to be an investment company. Applicant has never made a public offering of its securities

and does not propose to make a public offering. Applicant will continue to operate in reliance on

Section 3(c)(1) or 3(c)(7) of the Act, or another applicable exclusion or exemption.

Filing Dates: The application was filed on April 5, 2018, and amended on May 18, 2018.

Applicant's Address: MIO Partners, Inc., 245 Park Avenue, 13th Floor, New York, New York

10167.

Partners Income Fund [File No. 811-06708]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Compass Special Situations Fund LLC, and, on November 1, 2006, made a final distribution to its shareholders based on net asset value. Expenses of $42,065 incurred in connection with the reorganization were paid by the acquiring fund.

Filing Dates: The application was filed on April 5, 2018, and amended on May 18, 2018.

Applicant's Address: MIO Partners, Inc., 245 Park Avenue, 13th Floor, New York, New York 10167.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Eduardo A. Aleman
Assistant Secretary